CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$2,002,000	$142.74

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated April 16, 2010 (To Prospectus dated February 10, 2009 and the Prospectus Supplement dated March 1, 2010)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-145845

BARCLAYS

US $2,002,000

2.05% FIXED RATE NOTES DUE April 21, 2013

Principal Amount: US$2,002,000 Issuer: Barclays Bank PLC (Rated AA–/Aa3)*

Issue Price: 100% Series: Global Medium-Term Notes, Series A

Original Issue Date: April 21, 2010 Principal Protection Percentage: 100%

Interest Rate Type: Fixed Rate Original Trade Date: April 16, 2010

Maturity Date: April 21, 2013 CUSIP: 06738JAM6

ISIN: US06738JAM62

Denominations: Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter. Business Day: ☒ New York

☒ London

☐ Euro

☐ Other (            )

Interest Rate: 2.05%

Interest Payment Dates:☐ Monthly,☐ Quarterly,☒ Semi-Annually,☐ Annually,

payable in arrears on every 21st of April and October, commencing on October 21, 2010 and ending on the Maturity Date.

Survivor’s Option: Upon request by the authorized representative of the beneficial owner of the Notes, we will repay those Notes prior to the Maturity Date following the death of the beneficial owner of the Notes, provided such Notes were acquired by the deceased beneficial owner at least six months prior to the date of the request.

The right to exercise this option will be subject to:

• a permitted dollar amount of total exercises by all holders of these Notes in any calendar year; and

• the permitted dollar amount of an individual exercise by a holder of these Notes in any calendar year.

For additional details regarding the Survivor’s Option, see “Description of Survivor’s Option” below.

Business Day Convention: Following, Unadjusted Day Count Convention: 30/360

Settlement: DTC; Book-entry; Transferable.

Listing: The Notes will be not listed on any U.S. securities exchange or quotation system.

Price to Public Agent’s Commission (1) Proceeds to Barclays Bank PLC

Per Note 100% 0.55% 99.45%

Total $2,002,000 $11,011 $1,990,989

(1) Barclays Capital Inc. will receive commissions from the Issuer equal to 0.55% of the principal amount of the notes, or $5.50 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

BARCLAYS CAPITAL

* For further information regarding the ratings assigned to the Global Medium-Term Notes Program, Series A, see “Program Credit Rating” below.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Factors” below. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated March 1, 2010, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC. and this offering. Buyers should rely upon this pricing supplement, the prospectus, the prospectus supplement, and any relevant free writing prospectus for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated March 1, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510043357/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you this pricing supplement, the prospectus, the prospectus supplement and any related free writing prospectus if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

PROGRAM CREDIT RATING

The Notes are issued under the Global Medium-Term Notes Program, Series A (the “Program”). The Program is rated AA– by Standard & Poor’s Rating Services (“S&P”), and the Notes are expected to carry the same S&P rating as the Program rating. An AA– rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. This rating does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked). The Program is also rated Aa3 by Moody’s Investor Services, Inc. (“Moody’s”); however, because we have not sought a rating from Moody’s for this specific issuance, the Notes will not be rated by Moody’s. The ratings mentioned in this paragraph are subject to downward revision, suspension or withdrawal at any time by the assigning rating organization and are not a recommendation to buy, sell or hold securities.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-5 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•

Issuer Credit Risk—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to the Maturity Date. Because the Notes are our senior unsecured obligations, payment of any interest or any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity, the Original Issue Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions may be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including hedging our obligations under the Notes. In performing these duties, the economic interests of our affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients. In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you. Barclays Wealth is acting solely as agent for Barclays Bank PLC. If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

PS–1

•

Many Economic and Market Factors Will Impact the Value of the Notes—The value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

DESCRIPTION OF SURVIVOR’S OPTION

Upon request by the authorized representative of the beneficial owner of the Notes, Barclays Bank PLC will repay those Notes prior to the Maturity Date following the death of the beneficial owner of the Notes (the “Survivor’s Option”), provided such Notes were acquired by the deceased beneficial owner at least six months prior to the date of the request. Upon the valid exercise of the Survivor’s Option and the proper tender of the Notes for repayment, Barclays Bank PLC will repay such Notes, in whole or in part, at a price equal to 100% of the principal amount of the deceased beneficial owner’s beneficial interest in the Notes plus accrued and unpaid interest to the date of repayment. For purposes of this section, a beneficial owner of Notes is a person who has the right, immediately prior to such person’s death, to receive the proceeds from the disposition of such Notes, as well as the right to receive payment of the principal of the Notes.

To be valid, the Survivor’s Option must be exercised by or on behalf of the person who has authority to act on behalf of the deceased beneficial owner of the Notes under the laws of the applicable jurisdiction (including, without limitation, the personal representative of or the executor of the estate of the deceased beneficial owner or the surviving joint owner with the deceased beneficial owner).

The death of a person holding a beneficial ownership interest in the Notes: (1) with any person in a joint tenancy with right of survivorship; or (2) with his or her spouse in tenancy by the entirety, tenancy in common, as community property or in any other joint ownership arrangement, will be deemed the death of a beneficial owner of those Notes, and the entire principal amount of the Notes held in this manner will be subject to repayment by Barclays Bank PLC upon request. However, the death of a person holding a beneficial ownership interest in Notes as tenant in common with a person other than his or her spouse will be deemed the death of a beneficial owner only with respect to such deceased person’s interest in the Notes, and only the deceased beneficial owner’s percentage interest in the principal amount of the Notes will be subject to repayment.

If the ownership interest in the Notes is held by a nominee for a beneficial owner or by a custodian under a Uniform Gifts to Minors Act or Uniform Transfer to Minors Act, or by a trustee of a trust that is wholly revocable by the beneficial owner, or by a guardian or committee for a beneficial owner, the death of the beneficial owner of the Notes will constitute death of the beneficial owner for purposes of the Survivor’s Option, if the beneficial ownership interest can be established to the satisfaction of Barclays Bank PLC. In these cases, the death of the nominee, custodian, trustee, guardian or committee will not be deemed the death of the beneficial owner of the Notes for purposes of the Survivor’s Option.

Barclays Bank PLC has the discretionary right to limit the aggregate principal amount of the Notes as to which exercises of the Survivor’s Option will be accepted by it from all authorized representatives of deceased beneficial owners in any calendar year, to an amount equal to 2.0% of the aggregate amount of the Notes, outstanding as of the end of the most recent calendar year.

Barclays Bank PLC also has the discretionary right to limit to $250,000 the aggregate principal amount of Notes as to which exercises of the Survivor’s Option will be accepted by Barclays Bank PLC from the authorized representative for any individual deceased beneficial owner of such notes in any calendar year. In addition, Barclays Bank PLC will not permit the exercise of the Survivor’s Option (a) for a principal amount less than $1,000, or (b) if such exercise will result in a beneficial ownership interest in a note with a principal amount of less than $1,000 outstanding.

An otherwise valid election to exercise the Survivor’s Option may not be withdrawn. Elections to exercise the Survivor’s Option will be accepted in the order that they are received and approved by Barclays Bank PLC, except for any election the acceptance of which would contravene any of the limitations described above. Notes accepted for repayment through the exercise of the Survivor’s Option will be repaid on the first Interest Payment Date that occurs 60 or more calendar days after the date of the acceptance and approval by Barclays Bank PLC. Each tendered Note that is not accepted in any calendar year due to the application of any of the limitations described in the preceding paragraph will be deemed to be tendered in the following calendar year in the order in which all such Notes were originally tendered. If a Note tendered through a valid exercise of the Survivor’s Option is not accepted by Barclays Bank PLC, the trustee, upon receipt of a valid written instruction from Barclays Bank PLC or its agent, will deliver a notice to the registered holder that states the reason that Note has not been accepted for repayment.

Because the Notes will be issued in book-entry form (except in very limited circumstances), DTC or its nominee will be treated as the holder of the Notes, will be the only entity that receives notices from Barclays Bank PLC (or the trustee) and, on behalf of the deceased beneficial owner’s authorized representative, will be the only entity that can exercise the Survivor’s Option for such Notes. To obtain repayment of the Notes pursuant to exercise of the Survivor’s Option, the deceased

PS–2

beneficial owner’s authorized representative must provide the following items to the broker or other entity through which the beneficial interest in the Notes is held by the deceased beneficial owner:

•	appropriate evidence satisfactory to Barclays Bank PLC that:

(1)	the deceased was the beneficial owner of the Notes at the time of death and his or her interest in the Notes was acquired by the deceased beneficial owner at least six months prior to the request for repayment,

(2)	the death of the beneficial owner has occurred and the date of death, and

(3)	the representative has authority to act on behalf of the deceased beneficial owner;

•

if the beneficial interest in the Notes is held by a nominee or trustee of, custodian for, or other person in a similar capacity to, the deceased beneficial owner, evidence satisfactory to Barclays Bank PLC from the nominee, trustee, custodian or similar person attesting to the deceased’s beneficial ownership of that Notes;

•

a written request for repayment signed by the authorized representative of the deceased beneficial owner with the signature guaranteed by a firm that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (generally a member of a registered national securities exchange, a member of the Financial Industry Regulatory Authority, or a commercial bank or trust company having an office in the United States);

•

tax waivers and any other instruments or documents that Barclays Bank PLC reasonably requires in order to establish the validity of the beneficial ownership of the Notes and the claimant’s entitlement to payment; and

•

any additional information Barclays Bank PLC requires to evidence satisfaction of any conditions to the exercise of the Survivor’s Option or to document beneficial ownership or authority to make the election and to cause the repayment of the Notes.

In turn, the broker or other entity will deliver each of these items, through the appropriate direct participant in DTC and the facilities of DTC will deliver the Survivor’s Option Form of Notice, to the trustee and to Barclays Bank PLC and will certify to Barclays Bank PLC that the broker or other entity represents the deceased beneficial owner. The broker or other entity will be responsible for disbursing payments received from the trustee, through the facilities of DTC, to the authorized representative.

During any time in which the Notes are not represented by a global note and are issued in definitive form:

•	all references in this section to participants and DTC, including the DTC’s governing rules, regulations and procedures, will be deemed inapplicable;

•

all determinations that the DTC participants are required to make as described in this section will be made by Barclays Bank PLC, including, without limitation, determining whether the applicable decedent is in fact the beneficial owner of the interest in the Notes to be redeemed or is in fact deceased and whether the representative is duly authorized to request redemption on behalf of the applicable beneficial owner; and

•	all redemption requests, to be effective, must:

•	be delivered by the representative to Barclays Bank PLC and to the trustee;

•	be in the form of the attached to this pricing supplement, and must be completed in accordance with the related instructions; and

•

be accompanied by, if applicable, a properly executed assignment or endorsement, in addition to all documents that are otherwise required to accompany a redemption request. If the record holder of the Note is a nominee of the deceased beneficial owner, a certificate or letter from the nominee attesting to the deceased’s ownership of a beneficial interest in the Note must also be delivered.

Barclays Bank PLC retains the right to limit the aggregate principal amount of Notes as to which exercises of the Survivor’s Option will be accepted from all authorized representatives of deceased beneficial owners and from the authorized representative for any individual deceased beneficial owner in any one calendar year as described above. All other questions regarding the eligibility or validity of any exercise of the Survivor’s Option generally will be determined by Barclays Bank PLC, which determination will be final and binding on all parties.

Forms for the exercise of the Survivor’s Option may be obtained from Barclays Bank PLC, 745 Seventh Avenue, New York,        NY 10019, Attention: US-Syndicate,MTN Desk US, telephone: 212-412-1535.

PS–3

UNITED STATES FEDERAL INCOME TAX TREATMENT

The following discussion supplements the discussion in the prospectus supplement under the heading “Certain U.S. Federal Income Tax Considerations” and supersedes it to the extent inconsistent therewith. The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes.

We intend to treat the Notes as indebtedness for U.S. federal income tax purposes and any reports to the Internal Revenue Service (the “IRS”) and U.S. holders will be consistent with such treatment, and each holder will agree to treat the Notes as indebtedness for U.S. federal income tax purposes. The discussion that follows is based on this approach.

Interest paid on the Notes will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. holder’s normal method of accounting for tax purposes. See “U.S. Federal Income Tax Considerations—Payments of Interest” in the prospectus supplement.

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

PS–4

US$2,002,000

BARCLAYS BANK PLC

2.05% FIXED RATE NOTES DUE APRIL 21, 2013

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED FEBRUARY 10, 2009, AND THE

PROSPECTUS SUPPLEMENT DATED MARCH 1, 2010)